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                            SCHEDULE 14A INFORMATION
                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934


Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[ ]  Preliminary Proxy Statement

[ ]  CONFIDENTIAL, FOR USE OF THE
     COMMISSION ONLY (AS PERMITTED BY
     RULE 14A-6(E)(2))

[ ]  Definitive Proxy Statement

[ ]  Definitive Additional Materials

[X]  Soliciting Material Pursuant to Section 240.14a-12

                        Suburban Lodges of America, Inc.
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                (Name of Registrant as Specified In Its Charter)

                               Raymond A.D. French
                                 Paul R. Coulson
                        Sharwell Securities Trading Ltd.
                                Kappa Alpha Ltd.
                          Hibernian Investment Managers
                        Yeoman International Holdings S.A
       ------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:

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I.      SUBURBAN LODGES BOARD CANDIDATES ASK SHAREHOLDERS TO CONTACT THEM


NEW YORK, NEW YORK (May 2, 2001)--Ray French and Paul Coulson, who are waging a proxy contest for election to the board of Suburban Lodges of America, Inc. (NASDAQ.SLAM), asked shareholders to call them at (212) 582-0900 or (516) 924-1176 to discuss the proxy contest and make arrangements for shareholders to submit their proxy cards before the May 17 annual meeting.

        Mr. French and Mr. Coulson are running against candidates for the Suburban Lodges board supported by management.

        Mr. French and Mr. Coulson believe that the Company needs a majority of independent directors to lead efforts to improve operating results and seek out opportunities to sell the Company or engage in other strategic transactions.

        Mr. French and Mr. Coulson are affiliated with an investor group that owns over 6% of the Company's stock. "Our only interest in the Company is to increase the value of its stock," Mr. French said.

        They believe that their opponents are not independent because of a history of business relationships that their opponents and their families have had with the Company.

        "We want to be sure that there is a chance for every vote to be counted," Mr. French said. "While we expect to send out proxy cards shortly, there is very little time left before the meeting, so we are making an extra effort to help shareholders get their proxy cards in on time."

        Mr. French said: "We have already heard from the owners of a large percentage of the Company's shares and are extremely pleased with the expressions of support we have received. However, since management owns a significant percentage of the Company's shares, we expect the vote to be close and every share will count."

        He added: "If you get my answering machine, please leave your name, contact phone number, the number of shares you owned on March 29 2001 and at which bank or brokerage those shares are held."

        Ray French can be contacted at (212) 582-0900 or (516) 924-1176. Or you can contact our proxy solicitors, Mackenzie Partners, at (212) 929-5239 (attention: Larry Dennedy).

RAYMOND A. D. FRENCH, PAUL R. COULSON, SHARWELL SECURITIES TRADING LTD., KAPPA ALPHA LTD., HIBERNIAN INVESTMENT MANAGERS LTD. AND YEOMAN INTERNATIONAL HOLDINGS S.A. (COLLECTIVELY, THE "SOLICITING SHAREHOLDERS") HAVE FILED A PRELIMINARY PROXY STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO THE SOLICITING SHAREHOLDERS' SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF SUBURBAN LODGES OF AMERICA, INC. ("SUBURBAN") FOR USE AT SUBURBAN'S 2001 ANNUAL MEETING. THE SOLICITING SHAREHOLDERS STRONGLY ADVISE ALL OF SUBURBAN'S SHAREHOLDERS TO READ THE FINAL DEFINITIVE PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, THE FINAL DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO ALL SUBURBAN SHAREHOLDERS AND WILL BE AVAILABLE AT NO CHARGE ON THE SEC WEBSITE AT HTTP:\\WWW.SEC.GOV. THE PRELIMINARY PROXY STATEMENT, CONTAINING INFORMATION RELATING TO THE SOLICITING SHAREHOLDERS IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE.